

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
GABELLI.COM

November 27, 2013

Mr. Matthew C. Dallet
Secretary
Sevcon, Inc.
155 Northboro Road
Southborough, MA 01772

Dear Mr. Dallet:

GAMCO, on behalf of its investment advisory clients, intends to submit nominations of two individuals as nominees for Director for election to the Issuer's Board of Directors at the Issuer's 2014 annual meeting.

GAMCO has interviewed potential nominees and GAMCO will provide the Issuer with information on such individuals in accordance with the procedures set forth in the Issuer's proxy statement.

If these individuals become nominees for election as Director, GAMCO plans to cast votes for the election of such individuals with the shares over which it has voting authority.

Best Regards,

George Maldonado
Director of Proxy Voting Services